IBEX LIMITED
Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500

August 3, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Kathleen Krebs, Special Counsel Matthew Derby, Staff Attorney

Re: IBEX Limited
Registration Statement on Form F-1
File No. 333-239821

Dear Ms. Krebs:

IBEX Limited, a company organized under the laws of Bermuda, hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on August 5, 2020, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Please contact Christopher C. Paci, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4970.

IBEX LIMITED

By:	/s/ Robert Dechant
Name:	Robert Dechant
Title:	Chief Executive Officer